

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2018

Matthew M. Klein
CFO
Vectrus, Inc.
655 Space Center Drive
Colorado Springs, Colorado 80915

  Re: Vectrus, Inc.
   10-Q filed May 8, 2018 File No. 001-36341

Dear Mr. Klein:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing and
        Construction